Exhibit 99.1

CORRECTION

Diginex Limited (Nasdaq: EQOS) & EQUOS rebrand as EQONEX

(Amount indicated herein by an “(x)” has been corrected from our original press release)

The EQONEX brand will carry on the company’s legacy as a leading digital asset ecosystem

SINGAPORE, 16 JUNE 2021; Diginex Limited (Nasdaq: EQOS), the digital asset financial services company, is pleased to announce that it is unifying its businesses under the brand, EQONEX.

The rebrand brings together under the EQONEX Group brand, its cryptocurrency exchange, custody platform, multi-venue trading business, over-the-counter (OTC) offering, its asset management solution, securitization business and the upcoming investment products and borrowing and lending businesses.

EQUOS, the cryptocurrency exchange will be known as EQONEX and Diginex Capital, the digital asset securitization business will be rebranded to EQONEX Capital. The investment products business will be called EQONEX Investment Products and the anticipated borrowing and lending platform will become EQONEX Lending.

Diginex Access, the multi-venue trading platform, will rebrand to Access Trading. Digivault, the UK Financial Conduct Authority-registered crypto-asset custodian, will continue to operate under its current name. Bletchley Park, the crypto fund of funds, will also operate under its current name.

The company’s corporate name will remain Diginex Limited and the company will continue to trade on the Nasdaq Stock Exchange as Diginex Limited (Nasdaq: EQOS), pending a resolution to rename the corporate entity at the company’s AGM later this year. The rebrand follows the divestment of Diginex Solutions, the ESG blockchain solutions company, in May 2020 and the impending lapse of the license to use the “Diginex” brand at the end of the month.

Since its launch, growth on the EQONEX exchange, has been tremendous, with exchange volumes growing by over 50 times1 since the company became public in October 2020. Last week, the EQONEX exchange achieved its strongest 24-hour volume day in excess of $260 million2 and is currently reporting over $4.5 billion3 in 30-day volume.

This momentum has been driven by the April launch of the exchange token EQO, which offers fee reduction and staking rewards for traders on the platform and will soon offer even more utilities, such as being available for use as collateral for derivative positions and providing enhanced yield on balances that are lent via the platform. At a $29-million4 fully-diluted market capitalization, compared to $11.5 billion5 to $63 billion6 market capitalization for other exchange tokens, new investors and traders have started to trade and earn EQO on the exchange. The company launched the token without a token sale, instead the token is provided to users of the platform like air miles.

1 Source: EQONEX – based on the increase of the 30-day rolling volume ending September 30, 2020 of (x)$83.4 million compared to the 30 day rolling volume ending June 13, 2021 of $4.5 billion.

2 Source: EQONEX – June 7, 2021: daily volume was $269.93 million

3 Source: EQONEX - The 30 day average from May 15, 2021 to June 13, 2021 was $4.5 billion

4 Source: EQONEX – Fully diluted market capitalization of $29,190,000 is based on total EQO supply of 21 million and EQO price of $1.39 as of June 15, 2021

5 Source: Coinmarketcap – FTX Token fully diluted market cap of $ 11,531,362,813 as of 15 June 2021

6 Source: Coinmarketcap – Binance Coin market cap of $63,441,764,605 as of 15 June 2021

The new EQONEX brand focuses on the crypto element of the business, reflected in the EQUOS and EQO brands, whilst recognizing its history as Diginex. The value proposition to customers remains the same - offering fairness, governance, and innovation to all of its stakeholders.

The brand also reinforces the company’s mission to drive harmony and equilibrium between traditional finance and cryptocurrencies, bringing digital assets to the world.

“As we progress in our focus of delivering digital assets to a broad cross section of clients, it is important for us to unify the key pieces under a single brand. The new brand EQONEX signifies all the strongest elements of our existing brands. We provide a regulated, compliant and secure ecosystem with equality for all clients, both institutional and retail,” said Richard Byworth, CEO at EQONEX.

Media contact:

Press Contact:

Heather Dale

heather.dale@eqonex.com

Investor Relations Contacts:

Ross Dunwoody or Christian Arnell

ir@eqonex.com

Gateway Investor Relations:

Matt Glover

Diginex@gatewayir.com

About EQONEX

EQONEX is a digital assets financial services company focused on fairness, governance, and innovation. The group encompasses cryptocurrency exchange EQONEX as well as an over-the-counter trading platform. It also offers a front-to-back integrated trading platform, Access Trading, a securitization advisory service, EQONEX Capital, market leading hot and cold custodian Digivault, and asset manager Bletchley Park.

For more information visit: https://.group.eqonex.com.

Follow Eqonex on social media on Twitter @eqonex, on Facebook @eqonex, and on LinkedIn.

This press release is provided by Eqonex for information purposes only, is a summary only of certain key facts and plans of Eqonex and includes forward looking statements that involve risks and uncertainties. Without limitation, the press release does not constitute an offer or solicitation in relation to any securities or other regulated products or services or to make use of any services provided by Eqonex, and neither this press release nor anything contained in it will form the basis of any contract or commitment whatsoever. This press release has not been reviewed by any regulatory authority in any jurisdictions. Forward looking statements are statements that are not historical facts and are subject to risks and uncertainties, which could cause actual results or outcomes to differ materially from the forward-looking statements. Most of these factors are outside of Eqonex’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: Eqonex’s limited operating history and history of net losses; Eqonex’s ability to execute its business plan; the rate and degree of market acceptance of Eqonex’s products; failure to obtain the requisite regulatory licenses and qualifications or establish partnerships with entities in certain jurisdictions to satisfy regulatory requirements; changes in laws or regulations; litigation and regulatory risks; Eqonex’s inability to successfully identify, hire and retain skilled individuals; competition; Eqonex’s inability to successfully develop technology to service its business lines and keep pace with rapidly changing technology and client or regulatory requirements; risks of cyber incidents; reliance on vendors and third-party service providers; inability to protect or preserve its proprietary rights and the risk of infringing on the intellectual property rights of others; potential conflict of interest arising from managing different business lines; risks of employee misconduct and manipulation of distributed ledger networks and smart contract technology by malicious actors; risk of Eqonex losing access to its private keys or data loss relating to its digital asset investments; the ability of Eqonex to grow and manage growth profitably; general economic and market conditions impacting demand for Eqonex’s products and services, other business line specific risks and such other risks and uncertainties included in Eqonex’s registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 4, 2021, including those under “Risk Factors” therein, and in Eqonex’s subsequent filings with the SEC, which are available on the SEC’s website at www.sec.gov.

In addition, any forward-looking statements contained in this press release are based on assumptions that Eqonex believes to be reasonable as of this date. Eqonex undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Copyright (c) Diginex Limited 2021.